New Directors Named to Commtouch Board

Sunnyvale, Calif. – March 19, 2008 – Commtouch® (NASDAQ: CTCH), a leading email defense technology provider, today announced that Mr. Yair Shamir, Mr. Yair Bar-Touv and Ms. Hila Karah have agreed to join the board of directors of Commtouch.

Hila Karah has been the CIO of Eurotrust Ltd. since 2006. Ms. Karah has been a private and public equity investor in several high-tech, bio-tech and Internet companies for the past 8 years. Prior to her joining Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut.

Yair Shamir is the Chairman and Managing Partner of Catalyst Investments and the Chairman of IAI, Israeli Aerospace Industries. From 2004-2005, Mr. Shamir was Chairman of El Al, Israeli Airlines and lead the privatization process of the firm. He has also served as Chairman and CEO of VCON Telecommunications Ltd., executive vice president of the Challenge Fund-Etgar L.P., Chief Executive Officer of Elite Food Industries, Ltd., and Executive Vice President and General Manager of Scitex Corporation Ltd. Mr. Shamir served in the Israeli Air Force as a pilot and commander from 1963 to 1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Air Force.

Yair Bar-Touv is formerly the CIO of a leading government enterprise specializing in analytic software solutions for knowledge discovery (text and data mining) of large volumes of data, with a focus on changing the ways enterprise organizations make decisions with regards to primary business processes. Mr. Bar-Touv is also the former CEO of Elron Telesoft and co-CEO of NCC, a leading Systems Integrator operating in Israel and the USA, which was acquired in 1997 by Elron Electronics.

“The names and accomplishments of these individuals speak for themselves, and all of us at Commtouch are thrilled and proud to welcome them to the Commtouch family,” said Gideon Mantel, CEO and chairman of the board of Commtouch. “There is no doubt that they will add a tremendous amount of value to our business and technological offerings, and their unique leadership capabilities will prove incalculably helpful as we continue in our mission to increase Commtouch’s presence worldwide.”

Yair Shamir and Yair Bar-Touv will stand for election as “outside directors” under Israeli law at an upcoming extraordinary meeting of shareholders, to be held on March 31, 2008. They replace the outgoing outside directors, Ofer Segev and Orna Berry, whose terms are ending. Hila Karah is replacing Nahum Sharfman, who is resigning from the board to devote more time to his other business ventures.

“On behalf of Commtouch, I would like to express our deepest gratitude for the devotion and hard work of Nahum, Ofer and Orna,” added Mr. Mantel. “Their presence will be missed, and we wish them every success in facing the current and future challenges that await them.”

About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool -- e-mail. Commtouch has over 17 years of experience developing messaging software and is a global developer and provider of proprietary anti-spam, Zero-Hour virus protection and GlobalView™ Reputation Service solutions. Using core technologies including RPD (Recurrent Pattern Detection™), the Commtouch Detection Center analyzes billions of email messages per week to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by scores of OEM partners, Commtouch technology protects thousands of organizations, with hundreds of millions of users in over 100 countries. Commtouch is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information, see: http://www.commtouch.com. The site includes the Commtouch online lab detailing spam statistics and charts.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 1 646 201 9246 (Israel) 03 607 4717 info@gkir.com